For immediate release

For further information call:
(CEO) Mark Bristow  +44 779 775 2288
(CFO) Roger Williams  +44 779 771 9660\]


RECORD QUARTER AS PROFITS AND PRODUCTION SOAR

London, 13 November 2002 - Randgold Resources, the London and Nasdaq listed mining and exploration company, today reported a 472% surge in net profit for the September quarter and said it would use its growing cash resources to pursue new growth opportunities.

With very high grades kicking in at Morila as expected, Randgold Resources' share of the production from its 40% owned mine in Mali climbed by 185% to a record level of 171 368 ounces for the quarter. By end-September, Morila had already exceeded its production and earnings targets for the full year. Cash operating cost for the quarter was US$28/oz and total cash cost was US$49/oz, comfortably maintaining Morila's position as one of the highest-margin gold producers in the world.

Boosted by Morila's strong performance, the company's net profit of US$30.5 million was up almost sixfold from the previous quarter, in spite of increased exploration and other expenditure, while operating profit grew by 242% to US$42.3 million.

Randgold Resources' two feasibility-stage projects - Loulo in Mali and Tongon in Cote d'Ivoire - were both advanced. A detailed review of the updated feasibility study on Loulo has confirmed the projects potential to meet the company's hurdle rates and identified the risk areas that require further evaluation. The Tongon resource has been remodelled to refine the lay-out of the next drilling programme, scheduled to start in November, but this has been put on hold pending the resolution of the current conflict in Cote d'Ivoire.

"Both these projects appear to be commercially viable but we're under no pressure to fast-track their development," said chief executive Dr Mark Bristow. "We have the luxury of time and we're going to use it fully to ensure that before we commit ourselves to building a new mine, we're completely confident that all the associated risks have been identified and evaluated as manageable."

Exploration activities during the quarter focused on interpreting and integrating the previous season's data, developing new geological models and outlining programmes and budgets for the current field campaign.

On the corporate front, chairman Roger Kebble said the strategic objective of improving the tradeability and liquidity of the company's stock was being achieved through its recent Nasdaq listing, which had increased its shareholder base and created an efficient American trading platform. The share price has increased significantly since the July listing. He also noted that with equity now standing at US$94.2 million, the Randgold Resources team had already replaced the value returned to shareholders through a US$81.3 million share buyback last year.

Looking ahead, Bristow said while the high grades at Morila were not likely to be sustained at the past quarter's extremely high levels, they would continue to have a significant positive impact on the company's results in the short to medium term. He explained that further analysis of the orebody model indicated the potential for continuity of the higher grade zone. In combination with an undrawn revolving facility of US$20 million recently provided by a Rothschild-led bank consortium, the strong income stream from Morila was creating a substantial cash resource for the company.

"We're a return-driven business and we're actively pursuing further growth opportunities, both organic and corporate. Thus far we've largely concentrated on West Africa but we've now begun to widen our focus and we're currently looking at the central and eastern regions of the continent as well as further afield," he said.

Issued on behalf of Randgold Resources Limited by du Plessis Associates. dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266 5847 or e-mail: randgoldresources@dpapr.com

DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.